Floyd I. Wittlin
Direct Phone: 212.705.7466
Direct Fax: 212.702.3625
floyd.wittlin@bingham.com

October 17, 2007

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
Prospect Acquisition Corp.
Response to Comment Letter dated October 5, 2007
Regarding Amendment No. 1 to Registration Statement on
Form S-1
Filed September 10, 2007
File No. 333-145110

Dear Mr. Reynolds:

        On behalf of our client, Prospect Acquisition Corp. ("Prospect" or the "Company"), we are submitting this letter in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated October 5, 2007 (the "Comment Letter") to Mr. David A. Minella, the Chief Executive Officer of the Company. The Comment Letter relates to Amendment No. 1 to the Company's Registration Statement on Form S-1, File No. 333-145110 ("Amendment No. 1"), which was filed with the Commission on September 10, 2007. Filed herewith via EDGAR is Amendment No. 2 to the Registration Statement ("Amendment No. 2").

        Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers refer to page numbers in Amendment No. 2 as submitted on the date of this letter, a copy of which has been marked with the changes from Amendment No. 1. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to each of Edwin Kim and Blaise Rhodes.

General

1.
Please incorporate your response to comment number 4 of our letter dated August 31, 2007, in the appropriate places in the registration statement.

  The Company has revised the disclosure on pages 1, 59 and 62 of Amendment No. 2 to comply with the Staff's comment.

Summary, page 1

2.
We have reviewed your responses to comments 7, 8, and 27 of our letter dated August 31, 2007, regarding how the pre-existing fiduciary duties of the officers, directors, and sponsors affect the company's right of first review agreements. We note that the company eliminated the "subject to any fiduciary obligations" qualification from the disclosures on pages 3 and 93 of the registration statement for financial services business opportunities with an enterprise value of $120 million or more. The disclosure on page 12, however, still contains references to general pre-existing fiduciary duty limitations on the right of first review agreements. Please advise or revise.

  The Company has revised the disclosure on page 12 of Amendment No. 2 to remove the references to general pre-existing fiduciary duty limitations on the right of first review agreements.

Sources of Target Businesses, page 66

3.
We have reviewed your response to comment 15 of our letter dated August 31, 2007, and reissue this comment. Please specify all affiliates of the company, officers, directors, and sponsors that would be subject to the business combination or finder's fee restrictions. A listing of portfolio companies underlying any affiliated funds is not necessary.

  The Company has revised the disclosure on pages 68-69 of Amendment No. 2, setting out a list of the affiliates of the Company, sponsors, initial stockholders, officers and directors to whom the business combination and finder's fee restrictions will apply.

Opportunity for Stockholder Approval of Business Combination, page 70

4.
We note that initial shareholders, sponsors, management or their affiliates may purchase shares in the offering or in aftermarket trading and may vote those shares "any way they choose" at the shareholders meeting for the initial business combination. It would appear appropriate to clarify the potential impact of those purchases on the required majority vote of shareholders or the amount of shares electing cash conversion. If appropriate, please add a risk factor addressing this possibility, particularly in light of the adverse financial effects on insiders in the event that no business combination occurs.

  The Company has revised the risk factor on page 40 and the disclosure on page 73 of Amendment No. 2 to comply with the Staff's comment. The relevant disclosure provides that none of the Company's sponsors, nor, to the Company's knowledge, any of its other initial stockholders, officers, directors or any of their affiliates, has any current intention to purchase additional securities, other than as disclosed in the Registration Statement. In the event that the Company's sponsors, initial stockholders, officers or directors purchase additional shares of the Company's common stock, the Company believes that they will vote any such shares in favor of the Company's initial business combination and in favor of an amendment to the Company's amended and restated certificate of incorporation to provide for its perpetual existence in connection with a vote to approve the Company's initial business combination. The Company has included additional disclosure to the effect that any additional purchase of shares of the Company's common stock by the Company's sponsors, initial stockholders, officers or directors would likely allow them to exert additional influence over the approval of the Company's initial business combination.

Conversion Rights, page 71

5.
We note your response to prior comment 17. Your disclosure provides an example of a converting shareholder who decides to sell his securities in the public market at a higher price, rather than transmit the securities to the registrant for conversion to cash. If the shareholder sells his securities in the market, he would no longer hold the securities which could be "put" to the registrant. Please further explain this disclosure.

  The Company has revised the disclosure on page 74 of Amendment No. 2 to clarify that the requirement for physical or electronic delivery of a converting stockholder's common stock prior to the stockholder meeting is two fold. First, it ensures that a converting stockholder's election to convert is irrevocable once the business combination is approved. Second, it ensures that the Company will know the amount of proceeds that it will be able to use to consummate its initial business combination. The Company has eliminated any confusing disclosure that refers to securities that could be "put" to the Company.

Financial Statements

Note 6—Commitments, page F-10

6.
Considering the private placement warrants will be sold to entities affiliated with and beneficially owned by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

  The Company has determined, based on an analysis of recent market values of warrants of similar companies, that the purchase price of the private placement warrants is equal to fair value, and as such, no compensation expense should be recognized. As a result, other than certain additional language included in Note 6 to the financial statements, the Company does not believe that any additional disclosure is necessary.

Exhibits

7.
Please file all missing exhibits listed in Item 16 of the prospectus with your next amendment. We note in particular that the Underwriting Agreement (No. 1.1) has not been filed. The completion of our review is contingent upon the filing of the Underwriting Agreement and all other outstanding exhibits.

  The Company has filed Exhibits 1.1, 3.1, 3.2, 4.4, 5.1, 10.7, 10.8, 10.9, 10.11, 10.12, 10.13, 10.16, 23.1 and 23.2 with Amendment No. 2.

* * *

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (212) 705-7466. Thank you.

Sincerely yours,

/s/ Floyd I. Wittlin

Floyd I. Wittlin

cc:
David A. Minella
Christine Ayotte-Brennan